Global Wholehealth Partners Corp

2227 Avenida Oliva

San Clemente, California 92673

Phone: (714) 392-4112

Email: cstrongo@gmail.com

VIA EDGAR

January 28, 2020

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Life Sciences

Re:	Global Wholehealth Partners Corp Registration Statement on Form 10-12G Filed December 19, 2019 File No. 000-56035

Dear Division of Corporation Finance Office of Life Sciences:

On behalf of Global Wholehealth Partners Corp (the “Company”) in response to comment by the United States Securities and Exchange Commission (the “Commission”) in its letter dated January 17, 2020, commenting on the Company’s Registration Statement on Form 10 filed on December 19, 2019 (the “Registration Statement”).

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 10-12G filed December 19, 2019 Item 1. Business

Background, page 5

1.       You state on page 5 that Global Private "owns suppliers and contacts in the In vitro diagnostic industry". Given your subsequent disclosure on page 13 that "Global has partnered with four suppliers and contract manufactures, which make 80% of the test Global sells," please clarify your reference to Global Private "owning suppliers and contacts."

Response: Please note changes to the wording. It explains the situation more clearly. Global Private owns (has relationships with several suppliers and contract manufactures).

2. Additionally, you state that you manufacture and market a range of diagnostic test kits, please clarify that as of September 30, 2019 you had not made any sales. To the extent you have since made any sales, please disclose when sales commenced.

Response: Added as requested

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Our Core Products, page 6

3. In the product list that begins on page 6, you list 8 tests under the heading "FDA CLIA WAVED Professional Approved" and 9 tests under the heading "FDA Approved for POC." On pages 5, 19, 36, and 45, you state that "more than 40" of your tests are "FDA approved." Please revise your disclosure to clarify which of your products are FDA approved. Please also define the term "CLIA Waved." Please identify the professional organization that endorsed your products.

Response: Tests are not endorsed by a professional organization, but rather file 510K applications with studies to the FDA. The explanation of Professional Test, CLIA and Over The Counter test have been made and a count of each type added to Form 10 to be more clear.

4. Please clarify the extent to which identified products test for the same condition as other product candidates. For example, you have identified "Urinalysis Reagent Strip 1 Test," "Urinalysis Reagent Strip 6 Test," "Urinalysis Reagent Strip 8 Test," "Urinalysis Reagent Strip 10 Test," and "Urinalysis Reagent Strip 11 Test" are these product candidates testing for conditions that are also identified in the lists presented on pages 6-8? Additionally, expand the statement quantifying the number of products you have in your "Competition" discussion to quantify the number of different indications/conditions your products test for.

Response: Clarification for products was added to show the different types of testing that can be done with the tests listed. The list of different types of Urinalyses was added and what 1 panel to 11 panel meant.

Industry, page 8

5. In the final paragraph of page 9, you state that the glucose test can "bring in $50-$70 million in sales to WHP." You subsequently include sales projections with respect to the colorectal and cholesterol tests in the second and third paragraphs of page 10, respectively. Please revise to explain how you calculated these sales projections and disclose the material assumptions on which the calculations are based. Alternatively, please remove these projections.

Response: We have updated the Form 10 to remove projected revenue representations.

6. We note your disclosure that Inverness Medical Innovations, an NYSE listed company, is your closest competitor. Please revise delete the statement that Inverness is a NYSE listed company and clarify that it is a subsidiary of Johnson & Johnson.

Response: We have updated the Form 10 to remove references to Inverness.

Competition, page 10

7. You state in this section that there are "several companies around the world that carry many of the products which we carry, but we carry the largest line of products that we know of. Many companies have 10-30 different products and we carry over 100." Please disclose here that you have not generated revenue from your products and clarify whether this is also true of the competitors you identify here and in the preceding discussion of your "closest competitor" on page 10.

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Response: Added Statement regarding no sales. Removed the names of the Companies but giving you the most updated information from their websites, to show where I received the estimation on the amount of tests offered. I understand this is not a market document, but a disclosure statement.

Biomerica: list 19 tests

Fortel Ulcer (H.pylori) OTC

H. pylori Bulk

Breast Care. Not a test. A pad

Aware Breast Self-Exam Kit

Aware Breast Self-Exam - (Pad in Bag)

Diabetes

Fortel Microalbumin Screening-OTC

Drugs of Abuse

Drugs of Abuse Multi-Drug Combo Test

Drugs of Abuse Test Strip / Test Device

Fecal Occult Blood

EZ Detect Individual

EZ Detect OTC (Retail Packaging)

Ovulation

Fortel Ovulation (5-Day OTC)

Pregnancy

Fortel hCG Midstream

hCG Midstream (Bulk)

Fortel hCG Midstream

Prostate-Specific Antigen (PSA)

PSA (Bulk)

Fortel PSA OTC

According to their website: They carry Elisa Machine tests mainly. The Trinity Biotech Point of Care range comprises of products for:

4 tests

HIV

Infectious disease

Drugs of Abuse (Canada only)

Fertility (Canada only)

Quidel Corp : 17 listed

Acute Conjunctivitis

Campylobacter

Chlamydia

Colorectal Cancer

Dry Eye Disease

H. pylori

Inflammatory & Autoimmune

Influenza

Lactoferrin

Legionella

Lyme

Mono

Osteoporosis

Pregnancy (hCG)

RSV

S. pneumoniae

Strep

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Diagnostic Substances: Cannot be found on internet.

Item 1A. Risk Factors, page 11

8. We note that your officers' and directors' biographical information indicates that they are currently affiliated with EarlyDETECT, Inc. and WholeHealth Products, Inc. As it appears that both of these companies are engaged in developing, manufacturing, and marketing of diagnostic tests, their continued involvement in these companies may present a conflict of interest. Please include a separate risk factor discussion identifying your officers' and directors' involvements with all other companies developing, manufacturing and marketing diagnostic tests and the potential consequences of such conflict.

Response: Added the risk factor of potential conflict with WholeHealth Products Inc.

EarlyDETECT as mentioned in question 15, EarlyDETECT Inc. filed a Chapter 7 bankruptcy in the U.S. Bankruptcy Court, Central District of California on May 3, 2013 (Case 8:13-bk-13957-CB). I had rescinded as the CEO and Chairman in 2009 November. Mr. Richard Johnson rescinded in 2010. When I left EalryDETECT, EarlyDETECT was in WalMart and several other chain stores and had a contract with the National Association of Community Health Centers. My wife was diagnosed with Auto Immune Disease and developed Hyper Lung Disease due to the ANA. later she developed Pancreatic Cancer and passed away. Therefore: there is no conflict regarding EarlyDETECT.

WholeHealth Products had not sold any of its products in a few years and is not moving in the direction of developing, manufacturing, and marketing of diagnostic tests. The future direction of WholeHealth Products is not determined yet.

Risks Related to Our Financial Condition and Capital Requirements

"We have a history of operating losses and expect to incur additional losses in the future.", page 11

9. Please expand the risk factor caption and discussion to also state that you have not made any sales.

Response: Added no sales as of September 30, 2019

10. We note your statement here that you "expect that the Company will become profitable during our second fiscal quarter ending December 31, 2020." Please revise to disclose the basis for your expectation, or remove the statement. Please also disclose here that your auditor has expressed substantial doubt as to your ability to continue as a going concern.

Response: We have updated the Form 10 to remove the statement "expect that the Company will become profitable during our second fiscal quarter ending December 31, 2020."

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We currently rely on a limited number of suppliers to product certain key components of our products, page 13

11. Please expand your discussion to address the consequences if any of your contract manufacturers fails to comply with Current Good Manufacturing Practices.

Response: Added consequences

Item 5. Directors and Executive Officers

Biographical Information

Current Directors and Officers, page 23

12. Please revise the biographies in this section to disclose the number of hours per week each officer devotes to your business. We note in that regard your disclosure on page 14 that, "As of June 30, 2019, we employed no full-time employees, and two part-time executives." In addition, with respect to your statement regarding Mr. Strongo's "proven track record of increasing profitability in the health care industry and particularly in the in-vitro diagnostic industry," please specify the particular companies at which Mr. Strongo has increased profitability, or otherwise remove the statement.

Response: We have updated the Form 10 to include the number of hours worked by our executives. We have also removed the statement “of increasing profitability in the health care industry and particularly in the in-vitro diagnostic industry”.

13. In the final sentence of Mr. Johnson's biography on page 23, you state, "Since 2010, Mr. Johnson has served as Chief Financial Officer and Director of WholeHealth Products, Inc. .. . ." You also disclose in Mr. Alvarez's biography that he "currently serves on the Boards of . . Whole Health Product, Inc." The Form 10-K filed by WholeHealth Products, Inc. on November 9, 2017 indicates that this company "manufactures and markets . . . in vitro diagnostic test kits" and identifies Mr. Strongo as Chief Executive Officer and Dr. Cui as a director. Please expand your disclosure in this section to identify the principal business of WholeHealth Products, Inc. and describe any affiliation between you and WholeHealth Products, Inc. Please also revise the biographies for Mr. Strongo and Dr. Cui to disclose their positions with WholeHealth Products, Inc. Refer to Items 401(e)(1) and 401(e)(2) of Regulation S-K.

Response: We have updated the Form 10 to reflect the potential conflict between the Company and WholeHealth Products as a result of common management. Additionally, we have better described the business of WholdHealth Products, Inc. in the Bio of Mr. Strongo.

14. Please revise the biographical information to disclose the applicable dates that the individuals were affiliated with each of the entities identified.

Response: Dates were added to show dates of affiliation.

Legal Proceedings, page 24

15. You state here, "None of or directors or officers are involved in any legal proceedings as described in Regulation S-K (§229.401(f))." On page 23, you indicate that Mr. Strongo "has served as President and CEO of EarlyDETECT, Inc. (EDI) since March 2004" and that Richard Johnson was "CFO at Early Detect Inc. over a span of 4.5 years." According to court records, an entity named EarlyDetect Incorporated filed a voluntary petition for Chapter 7 bankruptcy in the U.S. Bankruptcy Court, Central District of California on May 3, 2013 (Case 8:13-bk-13957-CB). Please revise to provide the disclosure required by Item 401(f)(1) of Regulation S-K, or otherwise please advise.

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Response: EarlyDETECT Inc. filed Chapter 7 bankruptcy in the U.S. Bankruptcy Court, Central District of California on May 3, 2013 (Case 8:13-bk-13957-CB). I resigned as the CEO and Chairman in November 2009 to provide care to my ailing spouse. Mr. Richard Johnson resigned in 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 25

16. Please provide the disclosure required by Item 404(a) of Regulation S-K for the Stock Sale and Purchase Agreement filed as Exhibit 4.1. In that regard, we note your disclosure on page 36 regarding "the common control of the Company and Global Private." We further note the preamble to the agreement, which states that "LionsGate Funding Group LLC at the time of this agreement was the controlling shareholder of Global WholeHealth Partners Corp, Nevada" and that Sara Gonzales "was the acting sole officer and director of both companies." Please also revise the beneficial ownership table on page 21 to identify the natural person(s) with voting and/or dispositive control over the common shares held by LionsGate, and revise Ms. Gonzales's biography on page 23 to disclose her affiliation with LionsGate, if any.

Response: We have updated the Form 10 to include disclosure of Sara’s relationship as managing member of LionsGate Funding Group, LLC and to update the beneficial ownership table by adding footnote #3.

General

17. Please note that this registration statement on Form 10 becomes effective automatically 60 days after it's initial filing pursuant to Exchange Act Section 12(g)(1). You will be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective.

Response: Understood.

Please feel free to contact me should you require additional information at (714) 392-4112 or cstrongo@gmail.com.

Global Wholehealth Partners Corp

By: /s/ Charles Strongo

Charles Strongo, Chief Executive Officer

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